1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2005

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  Ö            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                    No  Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s business, including its railway operations and property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong, the Mainland of China and elsewhere in Asia;

•	the level of interest rates prevailing in Hong Kong;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation, in particular franchised buses and public light buses;

•	the Company’s ability to complete property developments on time and within budget;

•	competition from other property developments;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•	the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the Government’s policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the possible merger of the Company with the Kowloon-Canton Railway Corporation; and

•	other factors beyond the Company’s control.

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EXHIBITS

Exhibit Number		Page
1.1	Announcement dated September 21, 2005	5

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: September 21, 2005

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Exhibit 1.1

MTR CORPORATION LIMITED

(the “Company”)

(Incorporated in Hong Kong with limited liability)

(Stock code: 66)

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 30TH JUNE, 2005

SCRIP DIVIDEND SCHEME

1.	Formula for calculation of scrip dividend entitlements is set out below.

2.	Reminder of deadline for receipt of scrip dividend election forms.

The Company has informed its shareholders (“Shareholders”) in a document dated 12th September, 2005 (the “Scrip Dividend Document”) that the Board of Directors of the Company is pleased to offer those Shareholders whose names appeared on the register of members of the Company as at the close of business on 1st September, 2005, the interim dividend of HK$0.14 per ordinary share of HK$1.00 each of the Company (a “Share”) for the six months ended 30th June, 2005 (the “2005 Interim Dividend”), and that qualifying Shareholders (“Qualifying Shareholders”) may elect to receive their dividend in the form of new Shares (“New Shares”) instead of the whole or part of their cash dividend.

This announcement should be read in conjunction with, and is qualified by, the Scrip Dividend Document.

As stated in the Scrip Dividend Document, a Qualifying Shareholder who elects to receive New Shares instead of some or all of his/her cash dividend, will be entitled to Shares whose total Relevant Value (see below) is as near as possible to the cash dividend he/she would have received in respect of the Shares for which he/she has elected to receive New Shares. The Relevant Value of a Share is the average value of the Company’s Shares for the five dealing days starting from, and including, 24th August, 2005 (being the day when the Shares were first quoted ex-dividend). Shareholders are hereby informed that the Relevant Value is HK$15.66.

Accordingly, the number of New Shares which a Qualifying Shareholder will receive, in respect of the existing Shares registered in his/her name on 1st September, 2005 and for which he/she has elected to receive New Shares will be calculated as follows:

Formula:

Number of New Shares to be received	=	Number of existing Shares held on 1st September, 2005 for which scrip election is made for the 2005 Interim Dividend	X	HK$0.14 HK$15.66

The number of New Shares to be received by each Qualifying Shareholder pursuant to his/her election will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will be disregarded and the benefit thereof will accrue to the Company. The New Shares issued in respect of the 2005 Interim Dividend will, when they are issued, rank pari passu in all respects with the existing issued Shares of the Company except that such New Shares themselves will not rank for the 2005 Interim Dividend.

Qualifying Shareholders who need to return a scrip dividend election form are reminded that they should return it to the Company’s Registrar, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong so that it is received by the Company’s Registrar not later than 4 : 00 p.m. on 29th September, 2005.

The Scrip Dividend Scheme is conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) granting listing of, and permission to deal in, the New Shares to be issued in respect of the 2005 Interim Dividend. Application has been made to the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the New Shares.

Share certificates for the New Shares and cheques for cash entitlements will be despatched to Shareholders at their own risk on or about 27th October, 2005.

By Order of the Board Leonard Bryan Turk Secretary

Hong Kong, 21st September, 2005

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Philip Gaffney, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen and Leonard Bryan Turk

*	independent non-executive Directors
**	non-executive Directors

This announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.

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